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SEC FILE NUMBER 333-129847
CUSIP NUMBER 15118V 10 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):	X	Form 10-K	___	Form 20-F	___	Form 11-K	___	Form 10-Q	___	Form 10-D	___	Form N-SAR
	___	Form N-CSR
For Period Ended: September 30, 2006

	___	Transition Report on Form 10-K
	___	Transition Report on Form 20-F
	___	Transition Report on Form 11-K
	___	Transition Report on Form 10-Q
	___	Transition Report on Form N-SAR
For the Transition Period Ended: _________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-KSB

PART I - REGISTRANT INFORMATION

Celsius Holdings, Inc.
Name of Registrant

Vector Ventures Corp.
Former Name if Applicable

Analipseos 30 Apt. #25, 52236
Address of Principal Executive Office

Panorama, Thessaloniki, Greece
City, State and Zip Code
PART II - RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

___	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The registrant was unable without unreasonable effort and expense to complete its preparation of its Form 10-KSB for the year ended September 30, 2006, before the required filing date for its Form 10-KSB.

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Kristian Kostovski	President, C. E.O., Treasurer, C. F.O., and Principal Accounting Officer	011-30-697-366-9834
	(Name)	(Title)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

	[X] Yes	[ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	[ ] Yes	[X] No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

N/A

CELSIUS HOLDINGS, INC. (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
/s/ Kristian Kostovski
Date: December 29, 2006		By: ___________________________
Name: Kristian Kostovski
Title: President, C. E.O., Treasurer, C. F.O., and Principal Accounting Officer